EXHIBIT 12

                      GENERAL MILLS, INC.
              RATIO OF EARNINGS TO FIXED CHARGES

                                       Fiscal Year Ended
                         May 28,   May 29,   May 30,   May 31,   May 26,
                           1995      1994      1993      1992      1991

Ratio of Earnings to
 Fixed Charges. . . . .    4.10      6.18      8.62      9.28      8.06

    For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.